SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
           1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (Amendment No. 2)

                                OAKLEY, INC.
                              (Name of Issuer)

                   Common Stock, $.01 par value per share
                       (Title of Class of Securities)

                                673662 10 2
                               (CUSIP Number)

                                Donna Gordon
                                Oakley, Inc.
                                  One Icon
                      Foothill Ranch, California 92610
                               (714) 951-0991
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           Jeffrey H. Cohen, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                     Los Angeles, California 90071-3144
                               (213) 687-5000

                             December 11, 1997
          (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the
following box:      ___
                   /  /




CUSIP No. 673662 10 2           13D
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(1)      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         James Jannard
-----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           ---
                                                       (a)/  /
                                                          ---
                                                      (b)/  /
----------------------------------------------------------------------

(3)      SEC USE ONLY

----------------------------------------------------------------------

(4)      SOURCE OF FUNDS*

         PF

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(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           ___
                                                                 /  /

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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------------------------------------------------------

                                   : (7)  SOLE VOTING POWER
                                   :      37,660,000
                                   :----------------------------------
                                   :
 NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING POWER
 OWNED BY EACH REPORTING           :      -0-
 PERSON WITH                       :----------------------------------
                                   : (9)  SOLE DISPOSITIVE POWER
                                   :      37,660,000
                                   :----------------------------------
                                   :(10)  SHARED DISPOSITIVE
                                   :      POWER
                                   :       -0-
-----------------------------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         37,660,000
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(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                        ___
                                                        /  /

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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         53.3%
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(14)     TYPE OF REPORTING PERSON*
         IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



          This Amendment No. 2 amends and restates Amendment No. 1, dated December 11, 1997 (the "Amendment No. 1"), to the Statement on Schedule 13D, dated September 10, 1997 (the "Schedule 13D"), relating to shares of the common stock, $.01 par value per share ("Shares"), of Oakley, Inc., a Washington corporation (the "Company").

          Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Item 3 of Amendment No. 1 is hereby amended and restated as follows:

          The aggregate amount of funds required by the Reporting Person to purchase the 1,100,000 Shares acquired directly by him since the filing of the Schedule 13D was $10,744,406.25. The funds used to purchase such Shares were obtained from the Reporting Person's personal funds.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          Item 5 of Amendment No. 1 is hereby amended and restated as follows:

          (a) The Reporting Person is the beneficial owner of the 37,660,000 Shares, or approximately 53.3% of the Shares outstanding.

          (b) The Reporting Person has sole voting and dispositive power with respect to the 37,660,000 Shares beneficially owned by him.

          (c) The Reporting Person effected the following open market purchases of Shares since the date which is 60 days from December 11, 1997:

         Date of           Amount of                   Price
         Transaction       Securities Involved         per Share
         -----------       -------------------         ---------
         10/27/97             33,000                   $ 9.3750
         10/27/97              4,000                     9.4375
         10/27/97             13,000                     9.5000
         10/27/97             20,000                     9.3125
         10/27/97             15,000                     9.2500
         10/27/97             14,000                     9.0000
         10/28/97             10,000                     8.7500
         10/29/97             12,800                     9.2500
         10/29/97             12,200                     9.3125
         11/10/97              6,000                     9.1250
         11/10/97             44,000                     9.1875
         11/11/97             20,000                     9.1250
         11/11/97              2,900                     9.0625
         11/12/97              2,700                     9.0000
         11/12/97             18,400                     9.0625
         11/12/97              6,000                     9.1250
         11/24/97             18,000                     9.0000
         11/24/97              4,000                     9.0625
         11/24/97             28,000                     9.1250
         12/01/97             19,500                     9.4375
         12/01/97              1,000                     9.3750
         12/01/97             19,500                     9.5000
         12/01/97              3,500                     9.5625
         12/04/97              1,300                     9.6875
         12/04/97             21,500                     9.7500
         12/04/97              2,200                     9.8125
         12/04/97              8,500                     9.8750
         12/04/97             15,000                     9.9375
         12/05/97             11,300                    10.0000
         12/05/97              7,200                     9.8750
         12/09/97             15,000                    10.0625
         12/09/97             13,500                    10.0000
         12/10/97             68,500                    10.0000
         12/10/97             18,500                     9.9375
         12/11/97              4,000                     9.9375
         12/11/97              1,000                     9.8750
         12/11/97             35,000                     9.7500
         12/11/97            245,000                     9.6250
         12/11/97              5,000                     9.6875
         12/22/97             23,000                     9.1875
         12/22/97             15,500                     9.2500
         12/22/97             17,000                     9.3125
         12/22/97              7,000                     9.3750
         12/22/97              7,000                     9.5000
         12/22/97             30,500                     9.6250



                                SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 1998


                                                /s/ JAMES JANNARD
                                                ______________________
                                                James Jannard